MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company QUEST CAPITAL CORP. (the “Company”) Suite 300, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change The material change occurred on August 28, 2007.
Item 3	News Release The Company issued a press release on August 28, 2007, through Marketwire.
Item 4
Summary of Material Change

The Company reports that it was continued from British Columbia into federal jurisdiction under the Canada Business Corporations Act on August 22, 2007 under corporation number 442119-1.  The continuance into federal jurisdiction was approved by the Company’s shareholders at the Annual and Special General Meeting held on April 30, 2007.

Item 5
Full Description of Material Change

5.1           Full Description of Material Change
The Company reports that it was continued from British Columbia into federal jurisdiction under the Canada Business Corporations Act on August 22, 2007 under corporation number 442119-1.  The continuance into federal jurisdiction was approved by the Company’s shareholders at the Annual and Special General Meeting held on April 30, 2007.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:
A. Murray Sinclair, Managing Director
Telephone: (604) 68-QUEST (604) 687-8378

Item 9	Date of Report August 28, 2007